UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 10 to SCHEDULE 13D
Under the Securities Exchange Act  of 1934

AUGUSTA GOLD CORP.
(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada
(604) 687-1717

Copy to:

Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 051276103

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,765,388 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,765,388 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,765,388 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.40% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 25,390,388 shares of common stock of the Issuer (the “Shares”) and warrants to purchase 17,375,000 Shares.

(2)
The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of June 28, 2024, plus 17,375,000 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

CUSIP NO. 051276103

1	NAMES OF REPORTING PERSONS Richard Warke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 43,565,388 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,565,388 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,565,388 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.85% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 25,390,388 Shares, warrants to purchase 17,375,000 Shares, and options exercisable for 800,000 Shares.

(2)
The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of as of June 28, 2024, plus 18,175,000 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

    This Statement constitutes Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021 (the “Original Schedule 13D”), as amended through to the date hereof (the “Amended Schedule 13D”) with respect to the common stock of Augusta Gold Corp. (the “Issuer”), held by Augusta Investments Inc. (“Augusta Investments”) and Richard Warke (“Mr. Warke”).

This Schedule 13D supplements, amends and constitutes Amendment No. 12 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 10 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On June 28, 2024, the Issuer, entered into Amendment Number One (the “Amendment”) to its amended and restated secured promissory note issued to Augusta Investments on September 13, 2022, as amended and restated on March 27, 2024 (the “Amended and Restated Note”).

The Amendment amends Section 1 of the Note to change the outside maturity date of the Amended and Restated Note from June 30, 2024, to September 30, 2024. In consideration for the Augusta Investments granting an extension to the maturity date, the Company has agreed to pay to Augusta Investments an extension fee of $30,399, which amount will be accrued and due on the maturity date.

In connection with the Amendment, the Company and Augusta Investments executed an amended Schedule A (the “Amended Schedule A”) to the Amended and Restated Note to add the amount of the Extension Fee to the principal amount of the Amended and Restated Note. As amended by the Amended Schedule A, the Amended and Restated Note is for a principal amount of $24,349,251.60.

Other than the amendment to the definition of maturity date under the Amended and Restated Note and the agreement to pay the extension fee, the Amendment and the Amended Schedule A do not otherwise amend, alter, supplement or change the provisions of the Amended and Restated Note and the Amended and Restated Note remains an outstanding obligation of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 28, 2024

AUGUSTA INVESTMENTS INC.

By: s/ Richard Warke Name: Richard Warke
Title: President

_/s/ Richard Warke_______________
Richard Warke